

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Chong Jiexiang Aloysius
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

Re: Simpple Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 21, 2022
CIK No. 0001948697

Dear Chong Jiexiang Aloysius:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 21, 2022

Cover Page

1.   Please disclose on both the cover page and in the listing information on page 16 that you will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. In this regard, we note your disclosure on page 108 of the Underwriting section.

Prospectus Summary, page 1

2.   We note your revised disclosure in response to comment 3, including the information about your market reach across various industries in Singapore. Please provide additional

context for this information by comparing it to the market reach and/or current position of your competitors in Singapore.

Our Industry, page 8

3. We note your amended disclosure in response to comment 6. We note in particular that your revised disclosure mentions a market research report from Gen Consulting Company. Please file Gen Consulting Company's written consent as an exhibit to the registration statement or explain why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

Develop Strategic Partnerships, page 61

4. We note your amended disclosure in response to comment 17. Please provide additional information regarding the Innovation Grants that you have received to date, including the material terms of such grants. In the section titled Awards and Accreditations on page 73, please clarify whether you have received the maximum amount of each Enterprise Singapore award.

Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

5. We note your amended disclosure in response to comment 18. Please revise to address the following:

    •   Explain why you believe that your exclusive distribution rights under the Distribution Agreement will be renewed at the end of the first three-year term. For example, please clarify whether this belief is based on negotiations, oral communications, written agreements, or otherwise and update your Risk Factor on page 20 accordingly. We note that this risk factor indicates that you are not aware of any information or arrangement which could lead to a cessation or termination of existing agreements or relationships with any major customer, despite missing the milestone MOVs for 2021 and likely missing the milestone MOVs for 2022 under the Distribution Agreement.

    •   State whether you own the intellectual property associated with your robotics products. If applicable, please update the Intellectual Property disclosure on page 70 as well. To the extent that you do not own the intellectual property, or to the extent that you are at risk of losing certain intellectual property rights to Shanghai Gaoxian, please revise to state as much and update your risk factors accordingly.

    Additionally, please revise the exhibit index to indicate that you have redacted exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Licenses, page 70

6.   We note your amended disclosure in response to comment 19. If known, please explain in further detail which Licenses you may be required to hold in the future.

Government Regulations, page 71

7.   We note your response to comment 20, including that you believe that you comply with all the laws and regulations mentioned in this section. Please revise to describe the material effects of government regulations on your operations (i.e., describe the ways in which such laws and regulations actually impact your business).

   You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick